Exhibit 99.(d)(12)

ACCELERATED DEATH BENEFIT RIDER

An Additional Benefit of this Policy

Issued By

400 EAST FOURTH STREET • CINCINNATI, OHIO 45202-3302 • 1-800-677-9696 • WWW.COLUMBUSLIFE.COM

Accelerated Death Benefit

You may elect to receive an advance on the Death Benefit under the policy upon the Total and Permanent Disability of the Insured. “Total and Permanent Disability” means the insured has suffered any of the following qualifying events: (1) Specified Medical Condition; (2) Chronic Illness; or (3) Terminal Illness. You may make no more than one election for each type of qualifying event.

Tax Consequences

Accelerated benefit payments from this rider may qualify for special tax status, if, according to federal definitions, the insured qualifies as terminally ill, or qualifies as chronically ill and uses the accelerated benefit to pay for costs incurred by the insured for qualified long-term care services provided for the insured during the chronic illness. However, if the accelerated benefit is based on “medical conditions” and not terminal or chronic illness as defined in the federal tax code, the benefits may be taxable. We recommend that you contact a tax advisor when making tax-related decisions about electing to receive and use benefits from an accelerated benefit product.

Maximum Advance Amount	The amount of:
	(a)	an advance; plus
	(b)	lien interest to the next policy anniversary; plus
	(c)	the lien amount outstanding on the date of the advance

may not exceed the maximum advance amount shown on the Schedule Page. Any portion of the Death Benefit that is contestable will be excluded in the calculation of the maximum advance amount.

If more than one qualifying event occurs simultaneously, We will use the qualifying event with the highest maximum advance amount to determine the available advance amount, unless You elect otherwise. Maximum advance amounts will not be additive regardless of the number of qualifying events that apply.

Payment of Advance Amount

The minimum payment amount is shown on the Schedule Page. You may request more than one advance payment subject to the minimum payment amount and maximum advance amount. Advance payments may be made as frequently as monthly. Advance payments will be paid in a lump sum to You or to any other payee You so designate. No advance payments will be made on or after the policy anniversary on which the Insured is the Maximum Advance Age shown on the Policy Schedule.

Unless otherwise provided in Your written request for an advance, the payee may not commute, anticipate, assign, alienate or otherwise encumber any payment under this rider.

Terms of Advance	When an advance is paid under this rider, a lien is created against the policy. The lien is equal to the amount of advances made against the policy plus amounts added to the lien as described below.

If You do not pay lien interest when it is due, We will add it to the lien. Lien interest due on the date of an advance will always be added to the lien, subject to Your right of repayment.

We will increase the lien if necessary to keep the policy in force. If a premium remains unpaid at the end of the Grace Period, We will increase the lien by the amount of the premium with lien interest to the next policy anniversary even if such increase causes the lien to exceed the maximum advance amount available under this rider.

Required Loan Repayment	If You request an advance while there is an outstanding policy loan, We will apply the advance proceeds first to repayment of loan. We will pay the balance, if any, to the designated payee.

Lien Interest

Lien interest is due and payable in advance on the date of an advance to the next policy anniversary and on each policy anniversary thereafter to the next policy anniversary. The lien interest rate varies depending on the amount of the outstanding lien. The lien interest rates are shown on the Schedule Page.

Effect of Lien	An outstanding lien will have the following effects on the policy:
on Policy
(a) the Death Benefit payable if the Insured dies while the policy is in force will be reduced by the amount of any outstanding lien;

(b) the net cash surrender value available upon surrender of the policy will be reduced by the amount of any outstanding lien less any unearned lien interest; and

(c) the loan amount available under the policy will be reduced by the amount of any outstanding lien.

A lien will not reduce the Specified Amount or cash surrender value of the policy. We may deny Your request to make any changes to the policy while there is an outstanding lien, including the right to elect a nonforfeiture option.

We may apply a different rate of interest to that portion of the Account Value that is equal to the outstanding lien, but not less than the minimum guaranteed interest rate.

Lien Repayment	You may repay any outstanding lien at any time before the Insured’s death.

Conditions for Making Advance

The payment of any advance under this rider is conditioned upon and subject to Our receipt of all of the following prior to the policy anniversary on which the Insured is the Maximum Advance Age shown on the Policy Schedule:

(1) Your written request for the advance;

(2) the written consent of any irrevocable Beneficiary and any assignee;

(3) Your written designation of Us as an assignee of policy proceeds equal to the amount of any outstanding lien;

(4)

medical evidence acceptable to Us certifying that the Insured has suffered a qualifying event. Medical evidence for Chronic Illness must come from a Licensed Health Care Practitioner, and for Specified Medical Condition or Terminal Illness from a licensed physician. The practitioner or physician cannot be the Insured or a member of his/her immediate family. Such medical evidence must specify that

	(a)	the Insured has been diagnosed as having a Specified Medical Condition, Chronic Illness or Terminal Illness; and

	(b)	such Specified Medical Condition, Chronic Illness or Terminal Illness was first diagnosed while the Insured was covered by the policy; and

	(c)	such Specified Medical Condition, Chronic Illness or Terminal Illness meets the criteria set forth in the Definitions section of this rider.

We may require medical evidence of a Specified Medical Condition to be certified by a specialist as set forth in the Definitions section of this rider. We may also require a second opinion and examination of the Insured at Our expense by a physician designated by Us.

The accelerated death benefit under this rider will be made available to You on a voluntary basis only. Therefore:

	(1)	If You are required by law to elect this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, You are not eligible for this benefit.

	(2)	If You are required by a government agency to elect this benefit in order to apply for, obtain, or keep a government benefit or entitlement, You are not eligible for this benefit.

We reserve the right to assess an administrative charge of not more than the maximum administrative charge shown on the Schedule Page per qualifying event to process a claim under this rider.

Definitions	Qualifying Event Definitions

“Specified Medical Condition” means

	(1)	AIDS (Acquired Immune Deficiency Syndrome);

	(2)	Coronary artery disease resulting in acute infarction or requiring surgery;

	(3)	End-Stage Renal Disease;

	(4)	Major Organ Transplant;

	(5)	Medical condition requiring continuous life support;

	(6)	Permanent neurological deficit resulting from cerebral vascular accident; or

	(7)	Life Threatening Cancer.

“Chronic Illness” means the Insured:

(1) has been unable to perform (without substantial assistance from another individual) at least two Activities of Daily Living for a period of at least 90 days due to a loss of functional capacity; or

(2) has a level of disability similar to that described in 1 above; or

(3) requires substantial supervision to protect himself/herself from threats to health and safety due to severe cognitive impairment.

“Terminal Illness” means an illness that is expected to result in death within one year of the date the medical evidence is provided to Us.

Medical Terminology Definitions

“Activities of Daily Living” refers to eating, toileting, transferring (moving in or out of a bed or chair), bathing, dressing and continence.

“AIDS” (Acquired Immune Deficiency Syndrome) means the final and most serious stage of HIV (Human Immunodeficiency Virus) Disease. AIDS begins when a person with HIV infection has a CD4 immune cell count below 200. AIDS is also defined by numerous opportunistic infections and cancers that occur in the presence of HIV infection.

“End-Stage Renal Disease” means the chronic irreversible failure of both of the kidneys, which requires treatment with regular dialysis. Medical evidence of End-Stage Renal Disease must be certified by a board certified nephrologist.

“Licensed Health Care Practitioner” means any physician (as defined in section 1861(r)(1) of the federal Social Security Act) and any registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the federal Secretary of Health and Human Services, or as defined in the federal Health Insurance Portability and Accountability Act or any successor law or any regulation promulgated thereunder. The Licensed Health Care Practitioner must be acting within the scope of his or her license in the state of licensure when providing covered services or performing actions required by the contract.

“Life Threatening Cancer” means a malignant neoplasm (including hematologic malignancy), which is characterized by the uncontrollable growth and spread of malignant cells and the invasion of tissue, and which is not specifically hereafter excluded. The following types of cancer are not considered Life Threatening Cancer: early prostate cancer diagnosed as T1N0M0 or equivalent staging; pre-malignant lesions (such as intraepithelial neoplasta), benign tumors or polyps; any skin cancer other than invasive malignant melanoma in the dermis or deeper, or skin malignancies that have become Life Threatening Cancers. Life Threatening Cancer must be diagnosed pursuant to a pathological or clinical diagnosis.

“Major Organ Transplant” means clinical evidence of major organ(s) failure which requires the malfunctioning organ(s) or tissue of the Insured to be replaced with the organ(s) or tissue from a suitable donor under generally accepted medical procedures. Those organs or tissues covered by this definition are limited to: liver, kidney, lung, entire heart, small intestine, pancreas, pancreas-kidney or bone marrow. Medical evidence of a Major Organ Transplant must specify that the Insured is registered by the United Network of Organ Sharing (UNOS).

Reinstatement

If the policy lapses and is reinstated, this rider will automatically be reinstated with the policy. Any lien that was outstanding at the time the policy lapsed will be reinstated with lien interest as if the policy had not lapsed.

When Effective	The effective date of this rider is shown on the Policy Schedule.

Termination of Rider	This rider will terminate on the first to occur of:

	(1)	the Monthly Anniversary Day coinciding with or next following the date We process Your written request to cancel this rider, so long as there is no outstanding lien; or

	(2)	the date the policy terminates.

Policy Terms

This rider is attached to and made a part of the policy. The terms and definitions of the base policy apply to the rider except to the extent they are in conflict with its terms. There is no additional premium charge for this rider.